SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOUTHWEST AIRLINES CO.

(Name of Subject Company and Filing Persons (Issuer))

5.25% Convertible Senior Notes due 2016

(Title of Class of Securities)

00949P AD0

(CUSIP Numbers of Class of Securities)

Laura H. Wright

Chief Financial Officer (Principal Financial and Accounting Officer) P.O. Box 36611

Dallas, Texas 75235

(214) 792-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Madeleine Johnson, Esq. Vice President General Counsel Southwest Airlines Co. 2702 Love Field Drive Dallas, Texas 75235 (214) 792-4000	Robert L. Kimball, Esq. Vinson & Elkins L.L.P. 2001 Ross Ave. Suite 3700 Dallas, Texas 75201 (214) 220-7700	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, Texas 78746-7568 (512) 542-8400

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$115,519,896	$13,411.86
*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.25% Convertible Senior Notes due 2016 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of May 3, 2011, there was $115,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $115,519,896.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,411.86	Filing Party: Southwest Airline Co.
Form or Registration No.: Schedule TO	Date Filed: May 5, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Southwest Airlines Co., a Texas corporation (the “Company”), with respect to the right of each holder (each, a “Holder”) of the 5.25% Convertible Senior Notes due 2016 (the “Notes”) originally issued by AirTran Holdings, Inc., a Nevada corporation, to sell, and the obligation of the Company to repurchase, the Notes, as set forth in the Fundamental Change Company Notice to Holders of the 5.25% Convertible Notes due 2016, dated May 4, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of Holders to tender their Notes for purchase by the Company (the “Repurchase Option”) pursuant to the Option Documents expired at 5:00 p.m., New York City time, on Thursday, June 2, 2011. The Company has been advised by U.S. Bank National Association, as paying agent (the “Paying Agent”), that no Notes were validly tendered for purchase and not withdrawn prior to the expiration of the Repurchase Option. Following the expiration of the Repurchase Option, $109,952,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice to Holders of the 5.25% Convertible Senior Notes due 2016, dated May 4, 2011.

(b)	Not applicable.

(d)(1)*	Senior Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009).

(d)(2)*	First Supplemental Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(3)*	Second Supplemental Indenture, dated as of May 2, 2011, among the Company, Holdings, and the Trustee (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(4)*	Third Supplemental Indenture, dated as of May 2, 2011, among the Company, AirTran LLC, and the Trustee (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(5)*	Fourth Supplemental Indenture, dated as of May 3, 2011, among the Company, Pedernales Debt Sub, and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(6)*	Fifth Supplemental Indenture, dated as of May 3, 2011, between the Company and the Trustee (incorporated by reference to Exhibit 4.12 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2011	Southwest Airlines Co.

	By:	/s/ Laura H. Wright
	Name:	Laura H. Wright
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice to Holders of the 5.25% Convertible Senior Notes due 2016, dated May 4, 2011.

(b)	Not applicable.

(d)(1)*	Senior Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009).

(d)(2)*	First Supplemental Indenture, dated as of October 14, 2009, between Holdings and the Trustee (incorporated by reference to Exhibit 4.1 to Holdings’ Current Report on Form 8-K, File No. 1-15991, filed with the Securities and Exchange Commission on October 14, 2009) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(3)*	Second Supplemental Indenture, dated as of May 2, 2011, among the Company, Holdings, and the Trustee (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(4)*	Third Supplemental Indenture, dated as of May 2, 2011, among the Company, AirTran LLC, and the Trustee (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(5)*	Fourth Supplemental Indenture, dated as of May 3, 2011, among the Company, Pedernales Debt Sub, and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(d)(6)*	Fifth Supplemental Indenture, dated as of May 3, 2011, between the Company and the Trustee (incorporated by reference to Exhibit 4.12 to the Company’s Current Report on Form 8-K, File No. 1-7259, filed with the Securities and Exchange Commission on May 3, 2011) to the Senior Indenture identified as Exhibit (d)(1) above.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed